July 29, 2025

Trevor Burgess
Chief Executive Officer
Neptune Insurance Holdings Inc.
400 6th Street S, Suite 2
St. Petersburg, FL 33701

       Re: Neptune Insurance Holdings Inc.
           Draft Registration Statement on Form S-1
           Submitted July 2, 2025
           CIK No. 0002067129
Dear Trevor Burgess:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Company Overview, page 1

1. We note your disclosure that your business is highly profitable, including on page 1 and 2 of the Summary. We also note that on page page F-3 of your audited financial statements indicates that your total liabilities exceed your total assets in each of your last two fiscal years, leading to a substantial stockholders deficit. Please balance your discussion to clarify that your recent history of profitability has not yet resulted in a positive book value per share.
Prospectus Summary, page 1

2. The disclosure in the prospectus summary should be a balanced presentation of your business. Please revise to balance the description of your competitive strengths
 July 29, 2025
Page 2

       with disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of your competitive strengths and growth strategy with a discussion of the rapidly changing AI, cybersecurity, and federal disaster recovery regulatory structure and the inherent pricing headwinds when competing against the NFIP. The balancing discussion should be equally prominent in terms of presentation and level of detail.
Our Unique, Data-Driven Approach, page 3

3. We note that you state that Triton and Poseidon are powered by your "vast proprietary datasets." We also note that you state that one of the key barriers to entry in the flood insurance market is that the NFIP has a proprietary database of claims data, which places private insurance carriers at a disadvantage in pricing risks. Please clarify whether the datasets that underly Triton and Poseidon contain a material amount of data derived from transactions, applications or losses from outside your own operational history. To the extent that you continue to lack access to historical loss data from the NFIP, please clarify how you are able to accurately evaluate the risks to properties covered by the NFIP were you offer excess coverage.
4. We note your disclosure on page 4, 7, 85, and 88 that compares your loss experience to that of the NFIP during the four largest flooding events that occurred since Neptune was founded. Please tell us, with a view towards enhance disclosure, the total number of properties covered by Neptune issued policies during those events, including particularly the flooding in Florida, North Carolina and Tennessee during Hurricane
       Helene.
Underwriting, page 7

5. We note your disclosures that you do not retain any balance sheet risk or claims handling responsibilities while your capacity providers do. Since your capactity providers appear to bear the risks of loss in your business model, please revise the bar chart on page 7 to include disclosure that aggregates the written loss ratios for your capacity providers over this same period.

       In addition, please provide more detailed disclosure about how these relationships are contractual structured. Describe what your capacity providers are receiving in exchange for owning the higher percentage of risks and why written loss ratio is one of your key metrics when you do not bear the risks or claims responsibilities of your product.
Our Geographic Presence, page 11

6. We note your disclosure on page 8 and 90 that you have a diverse number of capacity providers. We also note your disclosure that capacity providers must have liscences in states where they are proving capacities for the policies you sell. Tell us, with a view towards improved disclosure, if you have a limited number of capacity providers in any state that constitutes a significant portion of your total policy sales.
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Page 3
Our Growth Strategy, page 12

7. Please revise your disclosures in this section to better describe, and if possible, quantify the costs expected to be incurred in order for you to expand your customers and product offerings. For instance, we note that you discuss the potential to capture market share not only from existing properties that must carry flood insurance, but also to capture market share for buildings that have not been designated by FEMA as flood prone, but that you believe have heightened flood risk. Discuss the efforts you plan to undertake to increase the awareness of potential insured property owners and their agents of your products and the coverage that you offer.
Corporate Structure, page 15

8. Please revise this section to include diagrams that show your corporate structure immediately before and immediately after the offering. Include figures that indicate the voting interests and economic interests of each group or entity. Rapid Advancements in AI..., page 24

9. Please revise this risk factor to include disclosures related to the risks to your business involved in the state and federal regulatory involvement in this space, Also include disclosure of how the current tariff landscape impacts your continued use and development of AI related technologies. In addition, please explain here or elsewhere the differences between the machine learning that underpins Triton, and AI and AGI.
Errors in underwriting or data modeling could harm our reputation, competitive position, and financial results, page 25

10. We note your disclosure that "[t]here is a risk that federal agencies may reduce or eliminate climate-related data collection or public access to such data due to shifting priorities, funding constraints or policy changes which could impact
Triton   s ability to
       further refine its model and analysis on the basis of recently available data from government sources." Please update this risk factor to include any impacts that you have seen to your AI-driven systems or that you reasonable foresee since these reductions and eliminations have been announced and begun.
We utilize AI in a significant manner, which could expose us to liability or adversely affect our business, page 26

11. We note your discussion in this risk factor regarding the regulatory framework for AI.
       Please revise your risk factor section to create a separately captioned risk factor that discusses your current and potential risks related to the rapid changes in this space.
Increased commission requirements from our distribution partners could have an adverse impact on our profits, page 30

12. We note your reference the potential that you can yield contingent commissions.
       Revise your disclosure in this section to discuss the extent to which your results in the periods presented in the S-1 include any contingent commissions, either that may be earned or that have been forgone.
 July 29, 2025
Page 4
Our business is dependent upon information processing systems. Cybersecurity events, data breaches, cyberattacks..., page 35

13. Please incorporate into this risk factor disclosures that relate your experiences with these types of events, if any, in your recent operating history. Non-GAAP Financial Measures, page 75

14. We note your disclosure on page 77 unlevered free cash flow with adjustments settled in cash, i.e., net cash used in investing activities and interest expense. Please tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits excluding charges that require cash settlement from a non-GAAP liquidity measure.
Business, page 83

15. In order for investors to better understand your business, both in the origination of private flood insurance policies. Consider providing a flow chart showing the progress of a policy application from the policy holder, agent, Triton on through the capacity provider and any reinsurance that you may purchase to cede any risks not purchased by the capacity provider. Consider providing alternative presentations for any lines that are materially different.
16. In order for investors to better understand how an insured loss is processed through your system after a flood or other insured catastrophe, provide a flow chart showing the flow of a claim from the policy holder through to the capacity provider or reinsurer and the flow of funds back to the policy holder. Discuss any key actions that
       Neptune makes in this process.
Principal and Selling Shareholders, page 116

17. We note your disclosure that the selling shareholders will be "entities affiliated" with
       BSIV Hold 102, LP and James D. Albert. Please identify these entities and indicate who has the voting and investment power of each entity.
Choice or Forum, page 121

18. You disclose here that your restated certificate of incorporation "will provide that the
       Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware)" in
       certain enumerated legal actions or proceedings, and "that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act." Article XI of your restated certificate of incorporation does not appear to contain these provisions. Please revise your disclosures as necessary for consistency.
Consolidated Statements of Income, page F-4

19. It appears that you are presenting your expenses by function (e.g., General and administrative) and by nature (e.g., Employee compensation and benefits). Please revise to present your statements of income consistently by function or tell us why no revision is necessary. Refer to Rule 5-03 of Regulation S-X. In addition, tell us how
 July 29, 2025
Page 5

       you considered the requirement in Rule 4-08(k) of Reg. S-X to disclose related party transactions on the face of the statement of income.
20. Please revise to present the amount of income available to common stockholders on the face of your statement of income as it appears materially different from your reported net income. Refer to ASC 220-10-S99-5.
Consolidated Statements of Cash Flows, page F-6

21. We note your disclosure on page F-8 that insurance company payables together with premium deposits are considered fiduciary liabilities. We also note on page F-14 that premium deposits represent policyholder payments received in advance of commencement of the performance obligation and are recorded as contract liabilities.
       Please address the following:
           Given that the premium deposits appear to represent ASC 606 contract liabilities for payments received in advance of performance obligations, please explain how you considered the nature of the premium deposits to be fiduciary liabilities rather than deferred revenue.
           In this same regard, tell us how you determined to present the changes in premium deposits as cash flows from financing activities instead of operating activities.
           Refer to ASC 230-10-45-14 to 45-17.
Note 1. Nature of Business and Basis of Presentation, page F-7

22. We note your disclosures of the corporate reorganization in April 2025 here and on page 15. Please revise to disclose how you accounted for or will account for the reorganization. To the extent material, please also disclose how you addressed the
       Amended and Restated 2019 Stock Plan and Neptune Flood   s obligations
under the
       Pre-IPO Stockholders Agreement that are assumed and restated by Neptune Holdings in connection with the corporate reorganization. Refer to ASC 855-10-50-2(b).
Fee Income, page F-13

23. Please revise to clarify the nature of the service(s) you promise to provide to the policyholder and your performance obligation(s) under your contract with the policyholder. Refer to ASC 606-10-50-12(c).
24. Please tell us whether the policyholder needs to pay you any fees when the insurance policy is renewed and if applicable, how you considered ASC 606-10-55-41 to 55-45 for any material rights such as renewal options provided to the policyholder.
Note 5. Debt, page F-15

25.    We note your disclosure that in May 2023, you amended and restated your
2021
       Credit Agreement and applied modification accounting, while you also recognized a loss on extinguishment of debt in earnings. Please explain to us and revise to disclose how you accounted for this amendment in consideration of ASC 470-50-40.
       As part of your response, please explain to us why you capitalized $2,657 thousands of deferred financing fees.
26. Please tell us why you recorded $3,285 thousand third party fees as interest expense in
       2023. Refer to ASC 470-50-40-18 or cite the guidance considered in your accounting.
 July 29, 2025
Page 6

Note 7. Share-Based Compensation Plan, page F-19

27. Please revise to disclose the maximum contractual term(s) of your stock options.
       Refer to ASC 718-10-50-2(a)(2).
28. You disclose on page F-20 that your Performance-Based Options contain service, performance and market conditions. Please revise to disclose the pertinent market conditions. Refer to ASC 718-10-50-1(a).
Note 12. Earnings Per Share, page F-23

29. We note your disclosure here and on page F-11 that the remaining undistributed earnings after reduction by the amount of accretion adjustment to the Redeemable
       Preferred Stock in the current period is allocated on a pro rata basis to the holders of common stock and Redeemable Preferred Stock. We also note on page F-18 that the cumulative undeclared dividends of your Redeemable Preferred Stock totaled $19,567 thousands as of December 31, 2024. Please tell us how you considered such dividends in determining the undistributed earnings used for allocation for 2024. Refer to ASC
       260-10-45-60B(a).
       Please contact Mengyao Lu at 202-551-3471 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Christian Windsor at 202-551-3419 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance